

March 6, 2024

Craig Pommells
Chief Financial Officer
Cracker Barrel Old Country Store, Inc.
305 Hartmann Drive
Lebanon, TN 37087-4779

> **Re: Cracker Barrel Old Country Store, Inc.**
> **Form 10-K for the Fiscal Year Ended July 28, 2023**
> **Form 8-K Filed February 27, 2024**
> **File No. 001-25225**

Dear Craig Pommells:

We have reviewed your filing and have the following comment(s).

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 8-K Filed February 27, 2024

Exhibit 99.1 - Press Release issued by Cracker Barrel Old Country Store, Inc. dated February 27, 2024
Adjusted Operating Income and Earnings Per Share, page 8

1. The format of your reconciliation appears to constitute a non-GAAP income statement. Please modify your presentation in future filings or tell us why your current presentation is consistent with Question 102.10 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations. In your response, please provide us with a sample of your proposed disclosure.

2. We note your adjustment for the non-cash amortization of the asset recognized from the gains on your sale and leaseback transactions has the effect of reversing some of the accounting effects for these transactions. Please tell us whether you consider this adjustment an individually tailored accounting principle, and if so please modify your future disclosure accordingly. Refer to Question 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

3.   Please tell us the basis for your adjustments for CEO transition expenses, strategic transformation initiative expenses, corporate restructuring charges and employee benefits policy change. In your response, please elaborate upon the nature of these expenses.

     We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact James Giugliano at 202-551-3319 or Joel Parker at 202-551-3651 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Trade & Services